Exhibit 99.1

JOYY Reports Fourth Quarter and Full Year 2024 Unaudited Financial Results

Singapore, March 20, 2025 (GLOBE NEWSWIRE) -- JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company”), a global technology company, today announced its unaudited financial results for the fourth quarter and full year of 2024.

Fourth Quarter 2024 Financial Highlights1

·	Net revenues were US$549.4 million, compared to US$569.8 million in the corresponding period of 2023.

· Net loss attributable to controlling interest of JOYY2 was US$304.1 million, compared to net income of US$45.8 million in the corresponding period of 2023. This result includes the impact of a US$454.9 million non-cash goodwill impairment charge. Adjusted for this particular non-cash impact, net income excluding goodwill impairment attributable to controlling interest of JOYY3 was US$71.1 million.

· Non-GAAP net income attributable to controlling interest and common shareholders of JOYY4 was US$96.1 million, compared to US$64.2 million in the corresponding period of 2023.

Full Year 2024 Highlights

·  Net revenues were US$2,237.8 million, compared to US$2,267.9 million in 2023.

·  Net loss attributable to controlling interest of JOYY was US$146.2 million, compared to net income of US$301.8 million in 2023. This result includes the impact of a US$454.9 million non-cash goodwill impairment charge. Adjusted for this particular non-cash impact, net income excluding goodwill impairment attributable to controlling interest of JOYY was US$229.0 million.

·  Non-GAAP net income attributable to controlling interest and common shareholders of JOYY was US$298.5 million, compared to US$292.5 million in 2023.

Fourth Quarter 2024 Operational Highlights

· Global average mobile MAUs5 was 263.1 million, compared to 274.9 million in the corresponding period of 2023, primarily due to the Company’s optimization of overall sales and marketing strategies to be more focused on return-on-investment and disciplined spending on advertising across various product lines.

· Average mobile MAUs of Bigo Live was 33.4 million, compared to 38.4 million in the corresponding period of 2023.

· Average mobile MAUs of Likee was 30.6 million, compared to 39.1 million in the corresponding period of 2023.

· Average mobile MAUs of Hago was 3.6 million, compared to 4.6 million in the corresponding period of 2023.

· Total number of paying users of BIGO (including Bigo Live, Likee and imo)6 was 1.54 million, compared to 1.67 million in the corresponding period of 2023.

· Average revenue per paying user, or ARPPU, of BIGO (including Bigo Live, Likee and imo)7 was US$237.1, compared to US$244.8 in the corresponding period of 2023.

Ms. Ting Li, Chairperson and Chief Executive Officer of JOYY, commented, “In 2024, we made substantial progress in enhancing our operational efficiency and diversifying our revenue streams. Our group’s non-GAAP operating income for the full year of 2024 reached US$136.1 million, improving by 4.2% year over year. Our group’s non-livestreaming revenues grew by 55.9% to US$449.8 million year over year. In addition, we reaffirmed our commitment to returning value to shareholders by repurchasing 9.21 million ADS for a total of US$309.2 million during the year, representing 15.1% of our total shares outstanding as of the end of 2023.”

“As we embark on a new chapter following the divestiture of YY Live, we have firmly established ourselves as a global technology company with remarkable international reach. Moving forward, we remain deeply committed to driving diversified growth across our global operations and deepening our penetration in key markets to build on this success. Through AI-driven innovation, we are comprehensively enhancing our operational efficiency and cultivating meaningful experiences for our users. Based on our solid operational execution, we remain confident in continuously driving sustainable growth of our global business and creating long-term value for our shareholders.”

Fourth Quarter 2024 Financial Results

NET REVENUES

Net revenues were US$549.4 million in the fourth quarter of 2024, compared to US$569.8 million in the corresponding period of 2023.

Live streaming revenues were US$422.4 million in the fourth quarter of 2024, compared to US$486.2 million in the corresponding period of 2023. The decrease was mainly due to the decline in the number of paying users and ARPPU of BIGO, as well as adjustments to the interactive features of our non-core audio livestreaming products to enhance compliance.

Other revenues increased by 51.9% to US$127.0 million in the fourth quarter of 2024 from US$83.6 million in the corresponding period of 2023, primarily due to the substantial growth of our advertisement revenues.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 6.2% to US$345.7 million in the fourth quarter of 2024 from US$368.4 million in the corresponding period of 2023. BIGO’s cost of revenues decreased by 1.3% to US$304.9 million, primarily driven by a US$5.5 million decrease in payment handling costs. All other’s cost of revenues decreased by 31.4% to US$40.8 million, consistent with the decline in segment revenue.

Gross profit was US$203.8 million in the fourth quarter of 2024, compared to US$201.5 million in the corresponding period of 2023. Gross margin was 37.1% in the fourth quarter of 2024, compared to 35.4% in the corresponding period of 2023.

OPERATING EXPENSES AND INCOME

Operating expenses were US$633.5 million in the fourth quarter of 2024, compared to US$199.4 million in the corresponding period of 2023. Among the operating expenses, sales and marketing expenses decreased to US$67.0 million in the fourth quarter of 2024 from US$92.3 million in the corresponding period of 2023, primarily due to reduced spending on user acquisition through advertising. Research and development expenses decreased to US$67.5 million in the fourth quarter of 2024 from US$72.6 million in the corresponding period of 2023, primarily due to decreases in salary and welfare of US$2.6 million and decreases in share-based compensation expenses of US$1.2 million. General and administrative expenses increased to US$44.0 million for the fourth quarter of 2024 from US$34.6 million in the corresponding period of 2023 primarily due to an increase in expected credit loss of receivables. Goodwill impairment charges was US$454.9 million for the fourth quarter of 2024. The impairment was primarily attributable to goodwill associated with the Company’s prior acquisitions, mainly driven by lower valuations amid current market conditions.

Operating loss was US$427.9 million in the fourth quarter of 2024, compared to operating income of US$4.8 million in the corresponding period of 2023, primarily due to goodwill impairment charges of US$454.9 million. This result includes the impact of a US$454.9 million non-cash goodwill impairment charge. Adjusted for this particular non-cash impact, operating income excluding goodwill impairment8 was US$27.1 million in the fourth quarter of 2024. Operating loss margin was 77.9% in the fourth quarter of 2024, compared to operating income margin of 0.8% in the corresponding period of 2023.

Non-GAAP operating income9 was US$46.4 million in the fourth quarter of 2024, compared to US$27.9 million in the corresponding period of 2023.

Non-GAAP operating income margin10 was 8.4% in the fourth quarter of 2024, compared to 4.9% in the corresponding period of 2023.

NET INCOME

Net loss attributable to controlling interest of JOYY was US$304.1 million in the fourth quarter of 2024, compared to net income of US$45.8 million in the corresponding period of 2023. This result includes the impact of a US$454.9 million non-cash goodwill impairment charges. Adjusted for this particular non-cash impact, net income excluding goodwill impairment attributable to controlling interest of JOYY was US$71.1 million in the fourth quarter of 2024. Net loss margin was 55.4% in the fourth quarter of 2024, compared to net income margin of 8.0% in the corresponding period of 2023.

Non-GAAP net income attributable to controlling interest and common shareholders of JOYY was US$96.1 million in the fourth quarter of 2024, compared to US$64.2 million in the corresponding period of 2023. Non-GAAP net income margin11 was 17.5% in the fourth quarter of 2024, compared to non-GAAP net income margin of 11.3% in the corresponding period of 2023.

NET INCOME PER ADS

Diluted net loss per ADS12 was US$5.67 in the fourth quarter of 2024, compared to diluted net income per ADS of US$0.70 in the corresponding period of 2023.

Non-GAAP diluted net income per ADS13 was US$1.77 in the fourth quarter of 2024, compared to US$0.97 in the corresponding period of 2023, up by 82.5% year over year.

BALANCE SHEET AND CASH FLOWS

As of December 31, 2024, the Company had net cash14 of US$3,300.4 million, compared with US$3,357.9 million as of December 31, 2023. For the fourth quarter of 2024, net cash from operating activities was US$110.5 million.

SHARES OUTSTANDING

As of December 31, 2024, the Company had a total of 1,041.2 million common shares outstanding, representing the equivalent of 52.1 million ADSs assuming the conversion of all common shares into ADSs.

Full Year 2024 Financial Results

Net revenues for the full year of 2024 were US$2,237.8 million, compared to US$2,267.9 million in 2023.

Operating loss was US$405.6 million for the full year of 2024, compared to operating income of US$28.8 million in 2023. This result includes the impact of a US$454.9 million non-cash goodwill impairment charges. Adjusted for this particular non-cash impact, operating income excluding goodwill impairment was US$49.3 million for the full year of 2024. Operating loss margin was 18.1% in 2024, compared to operating income margin of 1.3% in 2023.

Non-GAAP operating income was US$136.1 million for the full year of 2024, compared to US$130.5 million in 2023. Non-GAAP operating income margin was 6.1% in 2024, compared to 5.8% in 2023.

Net loss attributable to controlling interest of JOYY for the full year of 2024 was US$146.2 million, compared to net income of US$301.8 million in 2023. This result includes the impact of a US$454.9 million non-cash goodwill impairment charges. Adjusted for this particular non-cash impact, net income excluding goodwill impairment attributable to controlling interest of JOYY for the full year of 2024 was US$229.0 million. Net loss margin for the full year of 2024 was 6.5%, compared to net income margin of 13.3% in 2023.

Non-GAAP net income attributable to controlling interest and common shareholders of JOYY for the full year of 2024 was US$298.5 million, compared to US$292.5 million in 2023. Non-GAAP net income margin for the full year of 2024 was 13.3%, compared to 12.9% in 2023.

Diluted net loss per ADS for the full year of 2024 was US$2.55, compared to diluted net income per ADS of US$4.87 in 2023. Non-GAAP diluted net income per ADS was US$4.96 in 2024, compared to US$4.10 in 2023.

Business Outlook

For the first quarter of 2025, the Company expects net revenues to be between US$482 million and US$490 million. This forecast reflects the Company’s current and preliminary views on the market, operational conditions and business strategies, which are subject to changes, particularly as to the potential impact from increasing macroeconomic uncertainties.

Share Repurchase Programs

During the quarter ended December 31, 2024, the Company repurchased 1.90 million of its ADSs for a total of US$65.5 million on the open market.

During the full year of 2024, the Company has repurchased 9.21 million of its ADSs for a total of US$309.2 million.

Pursuant to the share repurchase program which was extended by the board of directors in August 2024, or the 2024 Program, the Company may repurchase up to US$400 million of its shares until the end of November 2025. As of December 31, 2024, the Company has utilized US$183.3 million under the 2024 Program. On March 19, 2025, the Company's board of directors approved a new share repurchase program, or the 2025 Program, under which the Company is authorized to repurchase up to US$300 million of its shares (including in the form of ADSs) until the end of 2027. The 2025 Program is effective immediately upon approval and replaces the 2024 Program.

Additional Quarterly Dividend Policy

On March 19, 2025, the board of directors also authorized a quarterly dividend program from 2025 to 2027, under which a total of approximately US$600 million in cash will be distributed on a quarterly basis over the three-year period. The exact amount of each quarterly cash dividend is subject to minor adjustments based on our total issued and outstanding shares as of the applicable record dates.

Pursuant to the quarterly dividend program, the Company's board of directors has declared a dividend of US$0.93 per ADS, or US$0.0465 per common share, which is expected to be paid on April 30, 2025 to shareholders of record as of the close of business on April 17, 2025. The ex-dividend date will be April 17, 2025.

Update on the Sale of YY Live Business and Ticker Symbol Change

On February 25, 2025, the Company entered into agreements with Baidu, Inc. and closed the sale of its video-based entertainment live streaming business in mainland China (known as YY Live) to Baidu, Inc. for an aggregate purchase price of approximately US$2.1 billion in cash. The Company previously received approximately US$1.86 billion in February 2021. On February 25, 2025, the Company received additional cash consideration of approximately US$240 million.

The Company will change its ticker symbol on the Nasdaq Stock Market from "YY" to "JOYY." Trading under the new ticker symbol is expected to begin on March 31, 2025.

Conference Call Information

The Company will hold a conference call at 9:00 PM U.S. Eastern Time on Wednesday, March 19, 2025 (9:00 AM Singapore/Hong Kong Time on Thursday, March 20, 2025). Details for the conference call are as follows:

Event Title: JOYY Inc. Fourth Quarter and Full Year 2024 Earnings Conference Call

Conference ID: #10046092

All participants may use the link provided below to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique PIN by email.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10046092-8k1rgs.html

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.joyy.com.

The replay will be accessible through March 27, 2025, by dialing the following numbers:

United States:	1-855-883-1031
Singapore:	800-101-3223
Hong Kong:	800-930-639
Conference ID:	#10046092

About JOYY Inc.

JOYY is a leading global technology company with a mission to enrich lives through technology. JOYY currently operates several social products, including Bigo Live for live streaming, Likee for short-form videos, Hago for multiplayer social networking, an instant messaging product, and others. The Company has created a highly engaging and vibrant user community for users across the globe. JOYY’s ADSs have been listed on the NASDAQ since November 2012.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the global online communication social platform market; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; fluctuations in global economic and business conditions; and assumptions underlying or related to any of the foregoing. A more detailed and full discussion of those risks and other potential risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward- looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating income, non-GAAP operating income (loss) margin, non-GAAP net income (loss) attributable to controlling interest of JOYY, non-GAAP net income (loss) margin attributable to controlling interest of JOYY, non-GAAP net income (loss) attributable to common shareholders of JOYY, basic and diluted non-GAAP net income (loss) per ADS, operating income excluding goodwill impairment, and net income excluding goodwill impairment attributable to controlling interest of JOYY, all of which are non-GAAP financial measures adjusted from the most comparable U.S. GAAP results. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain (loss) on deconsolidation and disposal of subsidiaries and business. Non-GAAP operating income (loss) margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) is net income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments (referring to share of income (loss) from equity method investments resulting from non-recurring or non-cash items of the equity method investments), gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of the above non-GAAP reconciling items. Non-GAAP net income (loss) attributable to controlling interest of JOYY is net income (loss) attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income attributable to non-controlling interest shareholders. Non-GAAP net income (loss) margin is non-GAAP net income (loss) attributable to controlling interest of JOYY as a percentage of net revenues. Non-GAAP net income (loss) attributable to common shareholders of JOYY is net income (loss) attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, gain on repurchase of redeemable convertible preferred shares of a subsidiary and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net income (loss) attributable to non-controlling interest shareholders. After the non-GAAP adjustment, non-GAAP net income (loss) attributable to controlling interests of JOYY is equal to the non-GAAP net income (loss) attributable to common shareholders of JOYY. Basic and diluted non-GAAP net income (loss) per ADS is non-GAAP net income (loss) attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. Operating income (loss) excluding goodwill impairment is operating income (loss) excluding impairment of goodwill. Net income excluding goodwill impairment attributable to controlling interest of JOYY Inc is net income (loss) attributable to controlling interest of JOYY excluding impairment of goodwill, and adjustments for goodwill impairment for the net income (loss) attributable to non-controlling interest shareholders. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and gain on repurchase of redeemable convertible preferred shares of a subsidiary which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) attributable to non-controlling interest shareholders, which are affected by the above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release.

Investor Relations Contact

JOYY Inc.

Jane Xie/Maggie Yan

Email: joyy-ir@joyy.com

ICR, Inc.

Robin Yang

Email: joyy@icrinc.com

1 On November 16, 2020, the Company entered into definitive agreements with affiliates of Baidu, Inc. (“Baidu”), subsequently amended on February 7, 2021. Pursuant to the agreements, Baidu would acquire JOYY’s video-based entertainment live streaming business in mainland China, which the Company refers to as YY Live, including the YY mobile app, the YY.com website and the YY PC app, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed as of February 8, 2021, with certain matters remaining to be completed, including necessary regulatory approvals from government authorities. As a result, YY Live’s historical results were presented in the Company’s consolidated financial statements as discontinued operations and the Company ceased consolidation of YY Live’s business since February 8, 2021. On February 25, 2025, the Company entered into agreements with Baidu and closed the sale of YY Live to Baidu for an aggregate purchase price of approximately US$2.1 billion in cash. The Company previously received approximately US$1.86 billion in February 2021. On February 25, 2025, the Company received additional cash consideration of approximately US$240 million.

The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated. For the avoidance of confusion, the continuing operations for the three months ended December 31, 2023, September 30, 2024 and December 31, 2024 and for the twelve months ended December 31, 2023 and December 31, 2024, as presented in this press release, primarily consisted of BIGO segment (primarily including Bigo Live, Likee and imo) and the All other segment.

2 Net income (loss) attributable to controlling interest of JOYY is net income (loss) less net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders.

3 Net income excluding goodwill impairment attributable to controlling interest of JOYY Inc is net income (loss) attributable to controlling interest of JOYY excluding impairment of goodwill, and adjustments for goodwill impairment for the net income (loss) attributable to non-controlling interest shareholders. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

4 Non-GAAP net income (loss) attributable to controlling interest of JOYY is a non-GAAP financial measure, which is defined as net income (loss) attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to US$400.2 million and US$18.4 million in the fourth quarter of 2024 and 2023, respectively. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

5 Refers to average mobile monthly active users of the social entertainment platforms operated by the Company, including Bigo Live, Likee, imo and Hago. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

6 The number of paying users during a given period is calculated as the cumulative number of registered user accounts that have purchased virtual items or other products and services on Bigo Live, Likee or imo at least once during the relevant period.

7 Average revenue per user is calculated by dividing our total revenues from live streaming on Bigo Live, Likee and imo during a given period by the number of paying users for the Company’s live streaming services on these platforms for that period.

8 Operating income (loss) excluding goodwill impairment is operating income (loss) excluding impairment of goodwill. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

9 Non-GAAP operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain (loss) on deconsolidation and disposal of subsidiaries and business. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

10 Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) as a percentage of net revenues. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

11 Non-GAAP net income (loss) margin is non-GAAP net income (loss) attributable to controlling interest of JOYY as a percentage of net revenues.

12 ADS refers to American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders of JOYY divided by weighted average number of diluted ADS.

13 Non-GAAP diluted net income (loss) per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of diluted net income (loss) per ADS. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

14 Net cash is calculated as the sum of cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits, short-term investments ,long-term deposits and held-to-maturity investments, less convertible bonds and short-term and long-term loans.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	December 31,
	2023	2024
	US$	US$
Assets
Current assets
Cash and cash equivalents	1,063,956	444,761
Restricted cash and cash equivalents	319,250	371,332
Short-term deposits	1,970,346	1,076,321
Restricted short-term deposits	57,243	5,412
Short-term investments	274,846	288,589
Accounts receivable, net	130,700	121,861
Amounts due from related parties	810	467
Prepayments and other current assets(1)	255,489	247,538

Total current assets	4,072,640	2,556,281

Non-current assets
Long-term deposits and held-to-maturity investments	130,000	1,124,308
Deferred tax assets	-	2,563
Investments	544,542	530,685
Property and equipment, net	390,681	484,928
Land use rights, net	316,070	303,115
Intangible assets, net	333,715	277,257
Right-of-use assets, net	30,173	20,457
Goodwill	2,649,281	2,194,324
Other non-current assets	16,763	26,054

Total non-current assets	4,411,225	4,963,691

Total assets	8,483,865	7,519,972

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Short-term loans	52,119	10,317
Accounts payable	66,755	100,726
Deferred revenue	73,673	66,813
Advances from customers	6,047	4,031
Income taxes payable	86,100	78,304
Accrued liabilities and other current liabilities(1)	2,381,189	2,393,923
Amounts due to related parties	2,533	1,378
Lease liabilities due within one year	12,388	10,775
Convertible bonds	405,603	-

Total current liabilities	3,086,407	2,666,267

Non-current liabilities
Lease liabilities	18,422	9,948
Deferred revenue	12,932	12,635
Deferred tax liabilities	53,955	47,631

Total non-current liabilities	85,309	70,214

Total liabilities	3,171,716	2,736,481

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	December 31,
	2023	2024
	US$	US$
Mezzanine equity	22,133	23,733

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,317,840,464 shares issued and 890,843,639 shares outstanding as of December 31, 2023; 1,317,840,464 shares issued and 714,663,197 shares outstanding as of December 31, 2024, respectively)	9	7
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2023 and December 31, 2024, respectively)	3	3
Treasury shares (US$0.00001 par value; 426,996,825 and 603,177,267 shares held as of December 31, 2023 and December 31, 2024, respectively)	(913,939)	(1,223,186)
Additional paid-in capital	3,282,754	3,345,536
Statutory reserves	37,709	40,500
Retained earnings	2,947,160	2,796,745
Accumulated other comprehensive loss	(197,010)	(247,615)

Total JOYY Inc.’s shareholders’ equity	5,156,686	4,711,990

Non-controlling interests	133,330	47,768

Total shareholders’ equity	5,290,016	4,759,758

Total liabilities, mezzanine equity and shareholders’ equity	8,483,865	7,519,972

(1)	JOYY has ceased consolidation of YY Live business since February 8, 2021 and classified and presented all the related assets and liabilities related to YY Live business on a net basis within prepayments and other current assets. The consideration received by the Company remains within cash and cash equivalents, restricted cash and cash equivalents, and short-term deposits as of December 31, 2023 and 2024. Correspondingly, the advanced payments received has been recorded as accrued liabilities and other current liabilities.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2024	2024	2023	2024
	US$	US$	US$	US$	US$
Net revenues
Live streaming(1)	486,196	439,482	422,418	1,979,371	1,788,021
Others	83,643	119,172	127,028	288,499	449,767

Total net revenues	569,839	558,654	549,446	2,267,870	2,237,788

Cost of revenues(2)	(368,360)	(350,536)	(345,663)	(1,454,842)	(1,431,585)

Gross profit	201,479	208,118	203,783	813,028	806,203

Operating expenses(2)
Research and development expenses	(72,580)	(72,360)	(67,485)	(295,503)	(278,740)
Sales and marketing expenses	(92,258)	(83,524)	(67,040)	(369,577)	(333,334)
General and administrative expenses	(34,587)	(36,073)	(44,015)	(122,661)	(152,517)
Goodwill impairment	-	-	(454,935)	-	(454,935)

Total operating expenses	(199,425)	(191,957)	(633,475)	(787,741)	(1,219,526)

(Loss) gain on deconsolidation and disposal of subsidiaries	-	-	-	(6,177)	1,643
Other income	2,742	255	1,839	9,705	6,055

Operating income (loss)	4,796	16,416	(427,853)	28,815	(405,625)

Interest expenses	(2,115)	(535)	(312)	(10,420)	(4,847)
Interest income and investment income	47,145	41,067	38,860	185,212	175,556
Foreign currency exchange (losses) gains, net	(8,158)	(10,742)	9,613	(2,906)	764
Gain on disposal and deemed disposal of investments	-	-	-	74,851	-
Gain (loss) on fair value change of investments	6,263	9,281	(3,011)	12,425	6,636

Income (loss) before income tax expenses	47,931	55,487	(382,703)	287,977	(227,516)

Income tax expenses	(2,315)	(6,279)	(41)	(18,856)	(13,485)

Income (loss) before share of (loss) income in equity method investments, net of income taxes	45,616	49,208	(382,744)	269,121	(241,001)

Share of (loss) income in equity method investments, net of income taxes	(5,527)	6,746	(3,793)	3,297	(1,637)

Net income (loss)	40,089	55,954	(386,537)	272,418	(242,638)

Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	5,746	4,603	82,392	29,398	96,402

Net income (loss) attributable to controlling interest of JOYY Inc.	45,835	60,557	(304,145)	301,816	(146,236)

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(350)	(347)	(347)	(5,048)	(1,388)
Cumulative dividend on subsidiary’s Series A Preferred Shares	-	-	-	(2,000)	-
Gain on repurchase of redeemable convertible preferred shares of a subsidiary	-	-	-	52,583	-

Net income (loss) attributable to common shareholders of JOYY Inc.	45,485	60,210	(304,492)	347,351	(147,624)

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2024	2024	2023	2024
	US$	US$	US$	US$	US$
Net income (loss) per ADS
——Basic	0.74	1.06	(5.67)	5.31	(2.55)
——Diluted	0.70	1.05	(5.67)	4.87	(2.55)

Weighted average number of ADS used in calculating net income per ADS
——Basic	61,876,261	56,573,411	53,737,863	65,434,782	57,892,728
——Diluted	67,384,074	57,220,581	53,737,863	73,148,827	57,892,728

(1)    Revenues by geographical areas were as follows:

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2024	2024	2023	2024
	US$	US$	US$	US$	US$
Developed countries and regions	266,353	306,633	302,911	968,225	1,206,679
Middle East	103,020	77,152	77,708	441,277	317,848
Mainland China	68,886	57,952	53,221	347,825	233,578
Southeast Asia and others	131,580	116,917	115,606	510,543	479,683

Note: Developed countries and region mainly included the United States of America, Singapore, Japan, South Korea and Great Britain. Middle East mainly included Saudi Arabia and other countries located in the region. Southeast Asia and others mainly included Indonesia, Vietnam and rest of the world.

(2)    Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2024	2024	2023	2024
	US$	US$	US$	US$	US$
Cost of revenues	821	(16)	295	3,575	1,720
Research and development expenses	4,020	2,960	2,774	19,415	12,408
Sales and marketing expenses	133	193	183	797	615
General and administrative expenses	2,271	1,778	2,554	8,192	8,457

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2024	2024	2023	2024
	US$	US$	US$	US$	US$
Operating income (loss)	4,796	16,416	(427,853)	28,815	(405,625)
Share-based compensation expenses	7,245	4,915	5,806	31,979	23,200
Amortization of intangible assets from business acquisitions	15,890	13,540	13,540	63,560	55,802
Impairment of goodwill and investments	-	-	454,935	-	464,321
Loss (gain) on deconsolidation and disposal of subsidiaries	-	-	-	6,177	(1,643)

Non-GAAP operating income	27,931	34,871	46,428	130,531	136,055

Net income (loss)	40,089	55,954	(386,537)	272,418	(242,638)
Share-based compensation expenses	7,245	4,915	5,806	31,979	23,200
Amortization of intangible assets from business acquisitions	15,890	13,540	13,540	63,560	55,802
Impairment of goodwill and investments	-	-	454,935	-	464,321
Loss (gain) on deconsolidation and disposal of subsidiaries	-	-	-	6,177	(1,643)
Gain on disposal and deemed disposal of investments	-	-	-	(74,851)	-
(Gain) loss on fair value change of investments	(6,263)	(9,281)	3,011	(12,425)	(6,636)
Interest expenses related to the convertible bonds’ amortization to face value	239	-	-	1,583	435
Income tax effects on non-GAAP adjustments	(2,095)	(1,574)	(427)	(11,604)	(6,106)
Reconciling items on the share of equity method investments	4,278	(6,167)	3,802	(9,091)	(1,631)

Non-GAAP net income	59,383	57,387	94,130	267,746	285,104

Net income (loss) attributable to common shareholders of JOYY Inc.	45,485	60,210	(304,492)	347,351	(147,624)
Share-based compensation expenses	7,245	4,915	5,806	31,979	23,200
Amortization of intangible assets from business acquisitions	15,890	13,540	13,540	63,560	55,802
Impairment of goodwill and investments	-	-	454,935	-	464,321
Loss (gain) on deconsolidation and disposal of subsidiaries	-	-	-	6,177	(1,643)
Gain on disposal and deemed disposal of investments	-	-	-	(74,851)	-
(Gain) loss on fair value change of investments	(6,263)	(9,281)	3,011	(12,425)	(6,636)
Interest expenses related to the convertible bonds’ amortization to face value	239	-	-	1,583	435
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	350	347	347	7,048	1,388
Gain on repurchase of redeemable convertible preferred shares of a subsidiary	-	-	-	(52,583)	-
Income tax effects on non-GAAP adjustments	(2,095)	(1,574)	(427)	(11,604)	(6,106)
Reconciling items on the share of equity method investments	4,278	(6,167)	3,802	(9,091)	(1,631)
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	(929)	(819)	(80,434)	(4,622)	(83,008)

Non-GAAP net income attributable to controlling interest and common shareholders of JOYY Inc.	64,200	61,171	96,088	292,522	298,498

Non-GAAP net income per ADS
——Basic	1.04	1.08	1.79	4.47	5.16
——Diluted	0.97	1.07	1.77	4.10	4.96

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
——Basic	61,876,261	56,573,411	53,737,863	65,434,782	57,892,728
——Diluted	67,384,074	57,220,581	54,263,057	73,148,827	60,654,393

Operating income (loss)	4,796	16,416	(427,853)	28,815	(405,625)
Impairment of goodwill	-	-	454,935	-	454,935

Operating income excluding goodwill impairment	4,796	16,416	27,082	28,815	49,310

Net income (loss) attributable to controlling interest of JOYY Inc.	45,835	60,557	(304,145)	301,816	(146,236)
Impairment of goodwill	-	-	454,935	-	454,935
Adjustments attributable to the non-controlling interest shareholders	-	-	(79,715)	-	(79,715)

Net income excluding goodwill impairment attributable to controlling interest of JOYY Inc.	45,835	60,557	71,075	301,816	228,984

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2024
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	400,281	22,137	-	422,418
Others	79,693	47,738	(403)	127,028

Total net revenues	479,974	69,875	(403)	549,446

Cost of revenues(2)	(304,926)	(40,822)	85	(345,663)

Gross profit	175,048	29,053	(318)	203,783

Operating expenses(2)
Research and development expenses	(43,641)	(24,072)	228	(67,485)
Sales and marketing expenses	(44,990)	(22,076)	26	(67,040)
General and administrative expenses	(17,025)	(27,054)	64	(44,015)
Goodwill impairment	-	(454,935)	-	(454,935)

Total operating expenses	(105,656)	(528,137)	318	(633,475)

Other income	398	1,441	-	1,839

Operating income (loss)	69,790	(497,643)	-	(427,853)

Interest expenses	(1,153)	(41)	882	(312)
Interest income and investment income	11,905	27,837	(882)	38,860
Foreign currency exchange gains (losses), net	10,359	(746)	-	9,613
(Loss) gain on fair value change of investments	(4,156)	1,145	-	(3,011)

Income (loss) before income tax (expenses) benefits	86,745	(469,448)	-	(382,703)

Income tax (expenses) benefits	(2,926)	2,885	-	(41)

Income (loss) before share of loss in equity method investments, net of income taxes	83,819	(466,563)	-	(382,744)

Share of loss in equity method investments, net of income taxes	-	(3,793)	-	(3,793)

Net income (loss)	83,819	(470,356)	-	(386,537)

(1) The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.

(2) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2024
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	140	155	295
Research and development expenses	1,639	1,135	2,774
Sales and marketing expenses	39	144	183
General and administrative expenses	463	2,091	2,554

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2024
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	69,790	(497,643)	(427,853)
Share-based compensation expenses	2,281	3,525	5,806
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
Goodwill impairment	-	454,935	454,935

Non-GAAP operating income (loss)	81,021	(34,593)	46,428

Net income (loss)	83,819	(470,356)	(386,537)
Share-based compensation expenses	2,281	3,525	5,806
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
Goodwill impairment	-	454,935	454,935
Loss (gain) on fair value change of investments	4,156	(1,145)	3,011
Income tax effects on non-GAAP adjustments	(778)	351	(427)
Reconciling items on the share of equity method investments	-	3,802	3,802

Non-GAAP net income (loss)	98,428	(4,298)	94,130

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2024
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	417,762	21,720	-	439,482
Others	78,247	41,317	(392)	119,172

Total net revenues	496,009	63,037	(392)	558,654

Cost of revenues(2)	(312,561)	(38,050)	75	(350,536)

Gross profit	183,448	24,987	(317)	208,118

Operating expenses(2)
Research and development expenses	(44,884)	(27,702)	226	(72,360)
Sales and marketing expenses	(61,582)	(21,968)	26	(83,524)
General and administrative expenses	(14,249)	(21,889)	65	(36,073)

Total operating expenses	(120,715)	(71,559)	317	(191,957)

Other income	6	249	-	255

Operating income (loss)	62,739	(46,323)	-	16,416

Interest expenses	(1,335)	(117)	917	(535)
Interest income and investment income	13,107	28,877	(917)	41,067
Foreign currency exchange losses, net	(10,290)	(452)	-	(10,742)
Gain on fair value change of investments	5,466	3,815	-	9,281

Income (loss) before income tax (expenses) benefits	69,687	(14,200)	-	55,487

Income tax (expenses) benefits	(6,408)	129	-	(6,279)

Income (loss) before share of income in equity method investments, net of income taxes	63,279	(14,071)	-	49,208

Share of income in equity method investments, net of income taxes	-	6,746	-	6,746

Net income (loss)	63,279	(7,325)	-	55,954

(1) The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.

(2) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2024
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	(261)	245	(16)
Research and development expenses	1,571	1,389	2,960
Sales and marketing expenses	39	154	193
General and administrative expenses	(186)	1,964	1,778

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2024
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	62,739	(46,323)	16,416
Share-based compensation expenses	1,163	3,752	4,915
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540

Non-GAAP operating income (loss)	72,852	(37,981)	34,871

Net income (loss)	63,279	(7,325)	55,954
Share-based compensation expenses	1,163	3,752	4,915
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
Gain on fair value change of investments	(5,466)	(3,815)	(9,281)
Income tax effects on non-GAAP adjustments	(778)	(796)	(1,574)
Reconciling items on the share of equity method investments	-	(6,167)	(6,167)

Non-GAAP net income (loss)	67,148	(9,761)	57,387

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2023
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	459,152	27,044	-	486,196
Others	32,109	51,992	(458)	83,643

Total net revenues	491,261	79,036	(458)	569,839

Cost of revenues(2)	(308,977)	(59,481)	98	(368,360)

Gross profit	182,284	19,555	(360)	201,479

Operating expenses(2)
Research and development expenses	(41,011)	(31,839)	270	(72,580)
Sales and marketing expenses	(74,944)	(17,343)	29	(92,258)
General and administrative expenses	(15,321)	(19,327)	61	(34,587)

Total operating expenses	(131,276)	(68,509)	360	(199,425)

Other income	2,003	739	-	2,742

Operating income (loss)	53,011	(48,215)	-	4,796

Interest expenses	(1,803)	(1,652)	1,340	(2,115)
Interest income and investment income	13,262	35,223	(1,340)	47,145
Foreign currency exchange (losses) gains, net	(8,176)	18	-	(8,158)
Gain on fair value change of investments	1,060	5,203	-	6,263

Income (loss) before income tax (expenses) benefits	57,354	(9,423)	-	47,931

Income tax (expenses) benefits	(5,334)	3,019	-	(2,315)

Income (loss) before share of loss in equity method investments, net of income taxes	52,020	(6,404)	-	45,616

Share of loss in equity method investments, net of income taxes	-	(5,527)	-	(5,527)

Net income (loss)	52,020	(11,931)	-	40,089

(1) The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.

(2) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2023
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	492	329	821
Research and development expenses	1,856	2,164	4,020
Sales and marketing expenses	38	95	133
General and administrative expenses	351	1,920	2,271

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2023
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	53,011	(48,215)	4,796
Share-based compensation expenses	2,737	4,508	7,245
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890

Non-GAAP operating income (loss)	66,973	(39,042)	27,931

Net income (loss)	52,020	(11,931)	40,089
Share-based compensation expenses	2,737	4,508	7,245
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890
Gain on fair value change of investments	(1,060)	(5,203)	(6,263)
Interest expenses related to the convertible bonds’ amortization to face value	-	239	239
Income tax effects on non-GAAP adjustments	(1,415)	(680)	(2,095)
Reconciling items on the share of equity method investments	-	4,278	4,278

Non-GAAP net income (loss)	63,507	(4,124)	59,383